

Indoor Play Cafe, Retail Shop & Party Rental Space

Business Plan
May 2023

TABLE OF CONTENTS

Executive Summary

Glow Worm Play Cafe is a play cafe for children and their parents/caregivers to play and connect with others in a clean, safe and fun environment. Glow Worm Play Cafe also offers a cafe with locally made food and drinks, a small selection of children's goods for sale, party room rentals, and community groups & classes.

Highlights

- Low impact, creative indoor play areas for children under 10
- Scheduled, ticketed play sessions in 90 minute and 2 hour blocks (weekdays are 90 minutes and weekends are 2 hours)
- Lounge area within the play area for parents and caregivers to connect while keeping an eye on their children
- Cafe and bakery with locally sourced, pre-prepped food and beverages
- Venue rentals available on weekends for events in 2 hour blocks
- Community groups and classes geared toward parents and children
- High-quality and locally made clothing and other goods for children

Goals and Objectives

Our objective is to provide a unique, fun and educational play space for kids with entertainment and shopping for the parents and caregivers, all within a space that allows parents and caregivers to enjoy themselves just as much as the kids.

My objectives to meet my expansion goals include:
- Using the extremely active network of parents that I manage on Facebook (2,500 + Louisville area moms) to generate excitement and interest in the cafe.
- Actively use and build the Glow Worm Play Cafe Facebook page and Friends of Glow Worm Facebook group to promote the cafe
- Awareness campaign:
  - Reach out to local news outlets to cover our expansion plan
  - Write press releases for the Courier Journal, LEO Weekly, and other local publications
  - Paid advertising on Facebook, Google and local media outlets to generate awareness

Mission Statement

Our goal is to expand our offerings in the Louisville area with new locations, providing safe and fun child entertainment facility for children under 10, while their parents and caregivers can enjoy some much needed "me" time, interaction with other adults, gourmet coffee, small bites from local baker Staggeringly Delicious, classes/group offerings and shopping.

Keys to Success

The keys to the success of my business are:

- Current and new connections with other parents -- listening to their needs and desires for their children, themselves, and our community.
- Monthly memberships, party rentals, and fresh inventory for shopping.
- Staying on top of what other area businesses are doing, and keeping our business unique and fresh.
- Already being ingrained in the Louisville community! By participating in markets and festivals for years, collaborating with other local businesses (Block Party Handmade, Flora Kitchenette, Forest Giant), and managing a highly engaged and active moms group on Facebook since 2017, people already know who we are and what we are about. They trust us to provide a safe, fun space for their kids, and quality and on-trend goods.

Description of Business

Our Flagship Location

With the signage outside reading "Glow Worm Play Cafe" our target audience knows exactly what they are walking into. Our storefront is focused on the retail and to-go cafe, and as you move through the space, you enter the indoor play spaces and sit-down cafe/lounge area. Two flex space rooms are located in the front of the building and are used for group/community classes and party room rentals on weekends, and most recently also serves as an active and creative play space for children ages 5 to 10 throughout the week. We hold classes on a weekly basis, such as new parent groups, family yoga, Zumbini (a baby and toddler dance and movement class), art classes for all age ranges, and more based on the desires of our customers.

Business Philosophy

Glow Worm Play Cafe was originally founded as a children's clothing boutique on the premise that we should know where our children's clothing comes from. We only work with ethical manufacturers and brands to ensure that employees throughout the entire supply chain are being provided with fair wages and safe working environments. The values we've held for our retail store will flow seamlessly into our play space and cafe, working with local designers and food vendors to provide a unique, inclusive environment for our guests that is based on trust and community. These ideals will also be present in the way we treat our guests, from parent to caregiver to child, using patience and a helpful attitude to make our patrons feel happy and comfortable, as well as the way we treat our employees by offering them benefits and a living wage.

Industry

The Pew Research Center found that the number of mothers choosing to stay home with their children is currently on the rise. In 2014, they released a report which found that 29 percent of mothers (roughly 10.4 million women) with children under the age of 18 did not work outside the home. The number of companies offering workers telecommuting opportunities is also growing faster than ever before, and has high long-term projected growth. Between 2005 and 2012, the growth of multiple days-per-week employee teleworkers grew 79.7% (American Community Survey Data, 2012), though the rate of growth slowed during the recession. This is compared to the total non-self-employed workforce, which grew only 7.1% during the same time period. This does not count those that are self-employed working out of their homes, which we also consider our target market. This has only increased since the pandemic, and many parents are working a flexible job from home with their children in tow.

In the greater Louisville area, stay at home parents and parents that work out of their home / part time have virtually very few options when it comes to places they can drop in and relax and enjoy a bit of coveted "me" time, or plug in and get some work done while their children play in a supervised area within view. There are also no places like that that also include a retail shopping experience. Since no similar options exist in my target market, I have had the opportunity to initiate a relationship with local parents and learn what their ideal space would look like. I also have had the chance to enjoy full market share while Glow Worm Play Cafe grows as a business and matures its roots within the community and while I perfect our strategies and practices.

Target Market

Parents in the Louisville and Southern Indiana area with young children.

Company Ownership/Legal Entity

We are currently listed as an LLC with one owner.

Location

We currently lease at 962 Barret Ave, Louisville, KY 40204. Our property manager is Tasman Properties. We are in lease negotiations for our next location, which will be a scaled down concept of our flagship store. The second location will be at 1106 Ashland Ave, Louisville, KY 40214. We are seeking capital to expand to Southern Indiana and the east end of Louisville.

Hours of Operation

• Tuesday - Friday: 9:00am-4:30pm
• Saturday and Sunday: 9:00-4:00pm

* Monday-Friday, play sessions are largely booked ahead of time with a capacity of 16-20 sessions per two hour block. We allow room for walk-ins. Weekday play sessions are 90 minutes long. There is a 30 minute gap in between sessions to sanitize the facility. Venue rentals on weekends are available from 9-11am, 11:30am-1:30pm, and 2-4pm. We allow one private rental per weekend day, and leave the other two sessions for reserved play sessions.

Products and Services

Primary Services:

- Play: Play area for kids under 6; Separate play space for kids ages 5-10
- Cafe: Local coffee, drinks and fare available for kids and parents to purchase
- Party: Weekend venue rental available for birthday parties, baby showers, and other events
- Retail: Apparel, home goods and gifts for babies and toddlers
- Community groups/classes: Mommy & Me Yoga, Toddler Art, Zumbini

Other Services:

We also partner with local businesses that provide the following services:

- Lactation consultants for breastfeeding or pregnant mothers to "drop-in" and ask questions (approximately 2-4 hours per week)
- Moms groups for local mothers to meet other like-minded people

- Breastfeeding Moms Group
- Book Club for Moms
- New Dad/Partner Group
- CEO Mom Meetup

Other Services (at an additional charge):
- Private events for parent groups
- Mom and Baby Yoga
- Mom and Baby Fitness Classes
- Prenatal Yoga
- Pop-up markets in our parking lot with businesses owned by parents

Lastly, we actively partner with local nonprofits on a monthly basis to raise supplies and funds for underserved communities. We also have a free baby formula bank in our cafe where parents can drop off unopened, unexpired baby formula and other parents can pick up what they need for absolutely no cost.

Suppliers

Current list of retail vendors can be provided upon request. We have already established relationships for our retail business, and a growing list of potential brands we work with.

Partners:

- **Staggeringly Delicious** - Local and renowned baker, Dara Staggers of Staggeringly Delicious, sublets the kitchen space in the cafe and provides all baked goods for the cafe
- **Bean Coffee** - Our coffee beans are purchased wholesale from Bean Coffee, a local coffee shop in Louisville, KY
- **SevenBark Teas**- Loose leaf tea is available in our cafe and provided by SevenBark Teas

Management

The shop will be owned by Katie Read. I currently employ three part-time employees and two full-time employees at our flagship location. We will be hiring additional baristas, shift leads, and assistant managers for our new locations.

Financial Management

Play sessions are our largest source of revenue at almost 52% of all sales in 2022. Cafe sales were 24%, followed by parties/private rentals at about 13% and retail at about 11%.



Insurance

State Farm provides insurance for our facility at a surprisingly low cost. Since our play structures are commercial grade and low-impact/low fall height, we are no more of a risk than a soft play facility.

Expansion/Acquisition Summary

To expand my business, the following one-time expenses are required for each new location:

- Architect ([Hannah Sellers Terry](#))
- Fabrication for custom playsets and seating
- Fabrication for coffee bar
- Retail displays
- Electric, plumbing, flooring, and cabling for WiFi
- Exterior and interior signage

- Exterior and interior paint
- Coffee equipment (Espresso machine, coffee grinder, coffee brewing system)
- Food-grade commercial storage bins
- Wire racks/shelving
- Refrigeration/display case for snacks and baked goods
- Refrigeration for beverages
- Food heating appliances (Panini press, commercial toaster oven)
- Silverware for snacks and beverages
- Three compartment sink
- Grease trap (25/50)
- Garbage cans
- Party rental tables and chairs
- Landline phone
- Office supplies (printer, desk, lamination machine, label maker)
- POS system (iPad, Square stand, cash register)
- Security system

Marketing

Revenue history

Revenue for fiscal year one in operation (2022) was just over $255,000 in the first year. **In 2023, we are seeing a 38% increase in year over year sales when comparing January-April 2022 to January-April 2023.**



Market Analysis

With the large need for an indoor play area in central Louisville, we believe the annual revenue has potential to exceed this amount.

Louisville (Jefferson county) current population is 769,804 and 97,392 are children under the age of 9.

This audience, plus our proximity to southern Indiana, and our thriving tourism industry will be extremely beneficial to our overall revenue goals.

Competition

There are currently no other play cafes in or near the Louisville area. There are other indoor play areas for young children, but none that cater to both adults and children, which is the main feature that differentiates us from our competition. We have the unique opportunity to continue to grow our business and establish ourselves as the continually trustworthy, safe, fun option for parents and their young children across the Louisville and Southern Indiana areas.

Competitive Analysis

There are a few indoor play areas in Louisville:

- DEFY Louisville, Sky Zone, All about kids
    - Pros: they all provide classes for children in different age groups, they have ample parking spots.
    - Cons: They are mainly trampoline parks, and they have extremely large play areas which makes it difficult for parents to watch their kids. They also have limited seating and nothing for the parents to do. Geared more toward older kids.
- The Science Center
    - Pros: The science center has an area for younger children, they have more seating, and is walking distance to cafes and other shops.
    - Cons: expensive, crowded. Multi levels made for different age groups, so it's difficult to watch your kids. No food or drink options.
- My Gym
    - Pros: geared toward younger kids. Great parking.
    - Cons: They rely mainly on classes (gymnastics and ballet) and parties. They do have an option for free play, but it is only for a couple of hours a week. There is no draw for parents or caregivers.

Of course there is always the risk of another play cafe, but by partnering with many other local, family-oriented businesses, we have created a name and trustworthy brand for ourselves within the Louisville community. We have no doubt that we will continue to stand out as the #1 choice for parents and children alike.

Pricing & Memberships

Play Lounge Passes

- 1.5 hour weekday play session (one-time) (ages 6mo to 5 years) - $10 + sales tax
- 2 hour weekend play session (one-time) (ages 6mo to 5 years) - $12 + sales tax

The Butterfly Room Passes

- 1.5 hour weekday play session (one-time) (ages 5 & up) - $10 + sales tax
- 2 hour weekend play session (one-time) (ages 5 & up) - $12 + sales tax

Memberships for Play Lounge (included unlimited play sessions in Play Lounge & member discounts on cafe, bakery, retail, private rentals and The Butterfly Room)

- 1 child - $45/mo
- 2 children - $55/mo
- 3+ children - $65/mo

Venue Rentals
Our private playdates at our flagship location start at $400. Our private parties start at $425. We offer ad hoc services, such as decor and coordination services, for an additional fee.

Advertising and Promotion

Advertising is conducted in local publications and to an expanded audience via digital advertising on Facebook, Instagram and NextDoor for Glow Worm Play Cafe.